NEWS RELEASE

ELD No. 07-17

TSX: ELD  AMEX: EGO

September 12, 2007

Efemçukuru Drilling Continues to Confirm and Extend Mineralization

VANCOUVER, BC – Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (‘Eldorado” the “Company” or “we”) is pleased to announce further results from our ongoing drill program at the Efemçukuru Project in Western Turkey.   These results are primarily from the backlog of pending holes that tested the South and Middle Ore Shoots of the Kestane Beleni vein this summer.  Initial results from drilling on peripheral targets as well as the North Ore Shoot (see Figure 1) are also disclosed.   These data will be used to update the Efemçukuru mineral resources and reserves at year end.

Drilling for the remainder of the year will continue testing the North Ore Shoot, northern and southern extents of the Kestane Beleni vein, and the paralleling Kokarpinar veins (Figure 1).  To date, resources and reserves at Efemçukuru are limited to the South and Middle Ore Shoots.

Results from fifty-three additional drill holes have been received.  These data are shown in Table 1 and illustrated in a Longitudinal Section (Figure 2).  Results are pending from an additional 14 holes.   Calculated intervals generally used a 3 g/t gold cut off.

Table 1: EFEMçUKURU DRILL RESULTS

Hole ID	m From	m To	Interval m	Estimated True Width m	Gold Grade g/t	Comments
South Ore Shoot
KVP-169	130.30	131.80	1.50	1.41	10.95
KVP-205	172.85	176.35	3.50	2.87	30.25
KV-206	no significant mineralization
KV-207	56.00	61.00	5.00	3.98	9.48
KV-210	115.60 128.10	116.58 131.10	1.20 3.00	1.07 2.67	7.20 3.58
KV-212	136.40	149.80	13.40	11.60	14.36
KV-213	106.20 116.55	110.55 117.40	4.35 0.85	4.05 0.79	3.92 8.79
KV-216	125.75	140.40	14.65	12.29	11.10
KV-218	114.80 128.26	115.52 131.30	0.72 3.04	0.67 2.85	12.10 29.62
Including	129.20	130.40	1.20	1.12	63.60	Ag grade = 90 g/t
KV-219	151.45 155.26 158.42	152.50 158.67 159.50	1.05 0.51 1.08	0.97 0.47 0.92	18.40 8.29 6.64
KVP-220	188.75	193.10	4.35	3.86	7.87
KV-221	173.70	178.42	4.42	3.60	9.20
KV-222	124.60	125.60	1.00	0.92	8.56
	130.00	140.80	10.80	9.93	13.60	428 g/t Ag 130.00-130.73
Including	132.80	133.80	1.00	0.92	58.10
KV-224	121.81 133.10 139.60	123.68 134.02 144.60	1.87 0.92 5.00	1.53 0.75 4.10	5.42 10.72 12.84
KVP-225	208.85	210.06	1.21	1.02	46.80
KV-226	132.60	134.60	2.00	1.77	27.76
KVR-228	65.50 66.50	66.50 74.00	1.00 4.00	0.90 3.60	29.10 7.88
Including	71.00 77.00	71.50 78.50	0.50 1.50	0.45 1.35	25.80 5.68
KV-229	203.40	211.10	7.70	6.84	17.69
Including	206.40	207.40	1.00	0.89	87.50	Ag grade = 65 g/t
KVR-230	53.50	58.50	5.00	4.05	3.19
KV-231	198.08 201.93	199.13 202.65	1.05 0.72	0.97 0.67	6.10 8.88
KV-232	123.80 138.20	132.20 139.20	8.40 1.00	7.12 0.85	10.74 92.10	Ag grade = 58 g/t
KV-233	177.72	180.00	2.28	2.10	22.81
KVR-234	53.50	55.00	1.50	1.15	11.26
KV-235	119.00	120.50	1.50	1.45	10.50
KV-236	134.10 166.68	135.20 169.80	1.10 3.12	0.84 2.39	233.10 3.71	Ag grade = 95 g/t
KVR-237	no significant mineralization
KV-239	no significant mineralization
KVP-240	no significant mineralization
KVR-241	66.50 69.40	69.00 73.00	2.50 4.00	2.38 3.80	6.12 3.05
KV-242	84.65 99.00	86.56 100.00	1.91 1.00	1.53 0.80	12.43 45.30
KVP-243	no significant mineralization
KVP-244	259.50	263.56	4.06	3.09	23.10
Including	259.50 272.28	260.60 277.40	1.10 5.12	0.84 3.90	75.80 5.40	Ag grade = 56 g/t
KVP-245A	no significant mineralization
KVP-247	221.50	223.42	1.92	1.49	21.70
KVP-248A	no significant mineralization
KV-256	57.20	71.20	14.00	12.24	7.34
Including	67.20 74.61	68.20 77.61	1.00 3.00	0.87 2.61	25.30 6.44
KV-257	67.90	76.50	8.60	8.20	10.56
	82.78	84.33	1.55	1.48	11.09
KV-259	no significant mineralization

Middle Ore Shoot
KV-209	12.85	19.80	6.95	6.44	19.34
KVP-211	177.70	179.50	1.80	1.17	4.36	Ag grade = 83 g/t
KV-238	64.85	68.75	3.90	2.06	13.67
Including	65.55	66.22	0.66	0.35	60.90	Ag grade = 52 g/t
KV-246	229.00 254.60	231.27 257.00	2.27 2.40	1.40 1.48	4.30 4.92	Ag grade = 137 g/t
KV-249	189.15	190.14	1.49	1.02	6.90
KV-250	57.43	75.70	18.27	15.80	4.23
	81.55	91.67	10.12	8.75	11.94
	106.80	111.20	4.40	3.81	9.99
KVP-251	432.10	434.30	2.16	1.79	4.45	Ag grade = 63 g/t
KV-254	no significant mineralization
KVR-255	38.00	48.00	10.00	9.52	12.26
KVR-258	0.00	3.00	3.00	2.39	6.22
	4.50	9.00	4.50	3.59	13.87
KV-260	82.65 99.60	83.80 101.99	1.15 2.39	0.78 1.61	34.30 7.40
KV-261	51.20 59.51	54.80 62.54	3.60 3.03	2.43 2.05	5.36 7.53
KV-262	44.00	50.95	6.95	4.75	8.48
	67.00	73.45	6.45	4.41	18.81

North Ore Shoot
KV-252	no significant mineralization
KV-265	39.78	46.85	7.07	5.61	4.56
	46.85	53.18	6.33	5.02	12.52

The results are predominantly from the South Ore Shoot and provide clearer definition of the mid- to high grade gold mineralized boundaries of this deposit.  Notable results include those from KV-229 and KVP-244.  The thick and high grade intersection in KV-229 builds on the result in KV-165 to confirm the presence of a third mineralized lobe in the South Ore Shoot.  KVP-244 returned bonanza-type grades from the deepest test yet on the South Ore Shoot.

Transition Zone and Middle Ore Shoot generally confirmed predicted thicknesses and level of gold mineralization in the areas tested.  One of two deep tests (the other is pending), KVP-251, successfully intersected quartz-rhodonite vein material and gold mineralization, albeit of lower grade.

Our initial results from the North Ore Shoot drilling including KV-252 intersected a narrow vein interval whereas KV-265 nicely confirmed our earlier interpretation of a mid-grade gold zone in the North Ore Shoot.

“These results continue to confirm the Company’s view of the defined resource as well as the tremendous opportunity for subsequent resources and reserve expansion” commented Paul N. Wright, President and Chief Executive Officer.

Stephen Juras, Ph.D., P.Geo., Manager, Geology is the qualified person for the technical disclosure in this press release.  Samples are prepared at Eldorado’s facility in Turkey and assayed at the ALS facility at Vancouver, Canada.  Analysis for gold is done on sawn half core samples and reverse circulation cuttings using fire assay (AA finish).  Higher grade samples (≥ 5 g/t) were re-assayed using fire assay with a gravimetric finish.  Standard reference materials, blank and field duplicate samples are inserted prior to shipment from site to monitor the quality control of the assay data.  In addition, about 20% of the samples are re-submitted for duplicate analysis at Assayers Canada laboratory in Vancouver, Canada.

Eldorado is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking statements or information within the meaning of the Securities Act (Ontario). Such forward looking statements or information include, but are not limited to statements or information with respect to  unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements or information are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements or information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Forward Looking Statements and Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 29, 2007.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form and Form 40-F dated March 29, 2007.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

Figure1 - Efemçukuru Project Plan View

N
Kokarpinar Vein
North Ore Shoot
Middle Ore Shoot
Kestane Beleni Vein
South Ore Shoot
Drill Holes
Rhyolite
Phyllite
Hornfels
Vein
0
100
200
meters

Figure 2 - Efemçukuru South, Middle and North Ore Shoots (Kestane Beleni Vein)

Longitudinal Section Looking West

eldoradogold

South Ore Shoot
Transition
Middle Ore Shoot
North Ore Shoot
700 RL
600 RL
500 RL
400 RL
300 RL
200 RL
Untested
Untested
Legend
New Drill Holes
Reported 2006 and 2007 Drill Holes
New Drill Holes Results Pending
Pre 2006 Drill Holes
>= 90 g-m
>= 50 g-m
>= 12 g-m
-50 0 50 100 150 (m)